January 19, 2007

Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4644

RE:                           Jefferson Pilot Variable Fund, Inc.
Schedule 14A filed 1/3/07
File No.:  811-04161

Dear Ms. Samuel:

Following are my responses to your comments on the above-referenced filing:

1.  You should disclose the name and address of the Fund’s principal underwriter and investment adviser, pursuant to Item 22(a)(3) of Schedule 14A.

The filing has been revised to include the name and address of the principal underwriter and investment adviser.

2.  You should include a statement on the last page of the proxy statement as to which documents are incorporated by reference pursuant to Instruction D of Schedule 14A.

The proxy statement has been revised to include a statement on the last page disclosing which documents are incorporated by reference.

3.  Shareholder Proposals

A section has been added to the proxy statement discussing the submission of shareholder proposals pursuant to Rule 14a-5(e).

4.  Proxy Solicitor

Disclosure has been added regarding the Fund’s proxy solicitor and who will pay for the costs of proxy solicitation.

5.  Cover Memo

The cover memo will confirm that all information required under Item 14 of Schedule 14A has been included or incorporated by reference.

6.  Number of Votes Per Share

Exhibit B discloses the number of outstanding shares for each of the JPVF Portfolios.  Each of the JPVF Portfolios has a single undesignated class of shares.  Registrant has revised the section “How Can I Vote” to disclose that the number of shares as to which voting instructions may be given by a Contract owner is determined by the number of full and fractional shares held in a separate account attributable to that Contract owner’s contract or policy.  Registrant believes the requirement to state how many votes each class is entitled to is satisfied by this revised disclosure.

7.  The Principal Investment Strategies section refers only to the JP fund, but not the LVIP fund. Please revise or advise.

This section has been revised to clarify that the Principal Investment Strategies section applies to both the JP funds and the LVIP funds.

8.  Rule 35d-1

This disclosure, which relates to Proposals 1 and 4, has been revised to discuss in plain English the impact of the Investment Company Name rule.

9.  In the Reasons for the Reorganization section, you state that the investment objectives and strategies are substantially similar, while in other sections you describe them as identical. Please revise or advise.

The Reasons for the Reorganization sections have been revised to clarify that the investment objectives, principal investment strategies and main risks of the JP funds and LVIP funds are identical.

10.  Investment in below investment-grade debt securities is disclosed in Proposal 7 as one of the main risk factors of the JP Value and LVIP MFS Value portfolios.  Please disclose whether these securities would be considered junk bonds.

The disclosure regarding Credit Risk as one of the main risk factors of the JP Value and LVIP MFS Value portfolios was included in error. Accordingly, this disclosure has been deleted from the proxy statement.

11.  Replacement of Credit Suisse by MFS as Subadviser to the JP Value Portfolio

Disclosure in the proxy statement has been added to include information pursuant to Item 22(c) of Schedule 14A relating to the approval of an investment advisory contract.

12.  In Proposal 8, you should discuss what the impact would be in the event that shareholders of the Small Company Portfolio do not approve the change in investment objective under Proposal 10.

Disclosure has been added to Proposal 8 to clarify that the implementation of the merger of JP Small Company and LVIP Small-Cap Index is entirely contingent upon shareholder approval of the objective change under Proposal 10.

13.  Are there any unique risks associated with the change of investment objective under Proposal 10 (i.e. to replicate the Russell 2000 Index)?

Disclosure has been added to Proposal 10 regarding the unique risks associated with the operation of a passively managed index fund.

14.  In Proposal 8, disclose the factors the Board considered in approving Mellon as the replacement subadviser for the LVIP Small-Cap Index Fund.

Disclosure has been added regarding the material factors considered by the LVIP Board of Trustees in approving Mellon as subadviser to the Small-Cap Index Fund.

15.  In Proposal 11, please clarify DMC’s role with respect to the newly organized funds.

Disclosure has been added to Proposal 11 in order to clarify that as of the effective date of the Reorganization, JPIAC will assume investment advisory responsibilities for the Lincoln Trust, and DMC will no longer be the investment adviser but will serve as subadviser to certain fund series within the Trust.

16.  In Proposal 11, you should discuss the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board of Directors that the shareholders approve the investment advisory contract.

Proposal 11 has been revised to include a discussion of the material factors considered and the Board’s conclusions that formed the basis of its decision.

17.  In Proposal 11, disclose information in response to Item 22(c)(10)(12)(13) and (14) as applicable.

The information requested is not applicable.

18.  Tandy Comment

Tandy representations must be submitted.

Response:  In regards to the referenced filing, the Fund acknowledges the following:

•              The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•              The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•              The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any further questions or comments, I can be reached at 603-226-5706.

Best Regards,

/s/ Craig D. Moreshead
Craig D. Moreshead
AVP & Associate Counsel